NSAR ITEM 77C

Van Kampen American Capital Trust for Investment Grade Florida Municipals

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Trust for Investment Grade Florida Municipals (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   3,347,803              Against  75,551

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   1,874,719              Against  116,043

    (4) Inapplicable